SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                   RYANAIR UPDATES MARKET ON BUZZ ACQUISITION


Ryanair, Europe's No.1 low fares airline today (Monday, 31st March 2003) updated the market on the progress of the acquisition of Buzz from KLM. The due diligence process has now been completed and the final legal documentation is being finalised, however the transaction will not proceed on 1 April 2003 as originally scheduled, because the acquisition has not yet received clearance from the Office of Fair Trading in the UK.

Both Ryanair and KLM have been in regular correspondence with the OFT, and both companies are seeking urgent approval so that the transaction may complete as soon as possible in order to save the core operation of Buzz and preserve up to 130 jobs at a time of crisis in the aviation industry. Approval will also allow crew training to commence in advance of operations on 1 May next.

Ryanair and KLM have received enormous assistance from the OFT to date, and neither party envisages any difficulties in obtaining the necessary clearance in due course. However since the transaction is subject to regulatory approval, it cannot complete until such clearances have been received. Details on the final purchase agreement will not be available until post OFT approval.



Ends.                    Monday, 31st March 2003

For further information

please contact:          Paul Fitzsimmons          Pauline McAlester

                         Ryanair                   Murray Consultants

                         Tel. +353-1-8121212       Tel. +353-1-4980300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  31 March, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director